UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Table of Contents

Highlights - 3Q24	4
Main items	5
Consolidated results	6
Non-recurring items	7
Capex	9
Liquidity and capital resources	12
Debt indicators	14
Results by business segment	15
Exploration and Production	15
Refining, Transportation and Marketing	17
Gas and Low Carbon Energies	18
Reconciliation of Adjusted EBITDA	19
Exhibits	20
Financial statements	20
Financial information by business segment	29
Glossary	40

PETROBRAS | Performance Report | 3Q24	2

DISCLAIMER

This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 3Q24 onwards are estimates or targets. Additionally, this presentation contains some financial indicators that are not recognized under BR GAAP or IFRS. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of the company's performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and respective reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt sections. Consolidated interim financial information prepared in accordance with International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and reviewed by the independent auditors.

PETROBRAS | Performance Report | 3Q24	3

Highlights – 3Q24

Highlights - 3Q24

* Considers only non-recurring items that impact EBITDA ** Net Income excluding non-recurring items and without the Exchange rate effect of Real vs Dollar

In this third quarter of 2024, we achieved consistent financial results amid a context of declining Brent prices, which we were able to offset with higher sales volumes of oil products. We maintained strong cash generation of US$ 11.3 billion, up 24% from the previous quarter, sustained by the quality and performance of our assets. In 3Q24, we had no significant impact from non-recurring items, unlike in 2Q24. As a result, we recorded a net profit of US$ 5.9 billion and recurring EBITDA of US$ 11.6 billion.

We are also pleased to announce that we made investments of US$ 4.5 billion in this third quarter, around 30% more than last quarter. In the first nine months of the year, Petrobras investments amounted to US$ 10.9 billion. This demonstrates our commitment to delivering our projects and executing our Strategic Plan with diligence.

Evidence of this commitment is reflected in the early start-up of Maria Quitéria FPSO. Exactly 15 days later, FPSO Marechal Duque de Caxias started operating on October 30. Also in October, FPSO Almirante Tamandaré arrived in Brazil. This effort to execute and even anticipating deadlines deadlines will translate into accelerated revenue generation as these assets reach full capacity and in the increased supply of energy to the country. We are committed to Petrobras' growth and to creating value for shareholders and Brazilian society." Fernando Melgarejo, Chief Financial and Investor Relations Officer

PETROBRAS | Performance Report | 3Q24	4

Highlights – 3Q24

Main highlights:

•	Strong operating cash generation of US$ 11.3 billion, among the six best quarters, and Free Cash Flow of US$ 6.9 billion
•	Consistent results: Recurring EBITDA of US$ 11.6 billion and Recurring Net income of US$ 5.9 billion
•	Financial debt reached US$ 25.8 billion, the lowest level since 2008. Gross debt is under control at US$ 59.1 billion, within the range established in our Strategic Plan
•	Capex totaled US$ 10.9 billion in 9M24, an increase of 19.5% compared to 9M23

Contributions

•	Return to society with payment of R$ 64.4 billion in taxes
•	Approval of dividends and interest on equity of R$ 17.1 billion, to be paid in two installments (February and March).

Main items

Table 1 – Main items

						Variation (%)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Sales revenues	23,366	23,467	25,552	70,601	75,302	(0.4)	(8.6)	(6.2)
Gross profit	12,005	11,727	13,570	35,989	39,320	2.4	(11.5)	(8.5)
Operating expenses	(3,605)	(5,022)	(3,590)	(11,900)	(9,309)	(28.2)	0.4	27.8
Consolidated net income (loss) attributable to the shareholders of Petrobras	5,870	(344)	5,456	10,308	18,625	−	7.6	(44.7)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras (*)	5,937	3,060	5,577	13,813	18,927	94.0	6.5	(27.0)
Net cash provided by operating activities	11,307	9,087	11,554	29,780	31,543	24.4	(2.1)	(5.6)
Free cash flow	6,857	6,148	8,364	19,552	23,001	11.5	(18.0)	(15.0)
Adjusted EBITDA	11,480	9,627	13,551	33,234	38,944	19.2	(15.3)	(14.7)
Recurring adjusted EBITDA (*)	11,614	11,967	13,691	36,006	40,168	(2.9)	(15.2)	(10.4)
Gross debt (US$ million)	59,132	59,630	60,997	59,132	60,997	(0.8)	(3.1)	(3.1)
Net debt (US$ million)	44,251	46,160	43,725	44,251	43,725	(4.1)	1.2	1.2
Net debt/LTM Adjusted EBITDA ratio	0.95	0.95	0.83	0.95	0.83	−	14.5	14.5
Average commercial selling rate for U.S. dollar	5.55	5.22	4.88	5.24	5.01	6.3	13.7	4.6
Brent crude (US$/bbl)	80.18	84.94	86.76	82.79	82.14	(5.6)	(7.6)	0.8
Price of basic oil products - Domestic Market (US$/bbl)	88.10	91.34	95.04	91.76	99.97	(3.5)	(7.3)	(8.2)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.70	0.80	-	-	(12.5)
ROCE (Return on Capital Employed)	9.2%	9.8%	11.5%	9.2%	11.5%	-0.6 p.p.	-2.3 p.p.	-2.3 p.p.
(*) See reconciliation of Recurring net income and Adjusted EBITDA in the non-recurring Items section.

PETROBRAS | Performance Report | 3Q24	5

Consolidated Results

Consolidated results

In 3Q24, we posted solid results, despite a challenging external scenario. Recurring Adjusted EBITDA reached US$ 11.6 billion and recurring net income was US$ 5.9 billion.

Recurring Adjusted EBITDA for 3Q24 was 3% lower than the previous quarter, reflecting a 6% decline in Brent prices and a lower margin on oil products, especially diesel, due to a 16% international crack spread decrease. These impacts were partially offset by a higher volume of oil produced in the oil products mix and the increase in sales.

In addition, there was an increase in domestic oil sales, due to increased deliveries to Acelen, and higher revenues from electricity.

Operating expenses totaled US$ 3.6 billion, a 28% decrease compared to 2Q24, mainly reflecting the absence of special items recorded in the previous quarter, especially costs related to the tax transaction.

The financial result for 3Q24 was a negative US$ 281 million, an improvement from the negative $6.9 billion recorded in 2Q24. This result was mainly impacted by the appreciation of BRL against dollar. BRL appreciated by 2% in 3Q24 (final exchange rate of R$5.45/US$), compared to a 11.2% depreciation in 2Q24 (final exchange rate of R$5.56/US$). Additionally, financial expenses were lower due to the impact of tax transaction adherence recorded in the previous quarter.

Net income reached US$ 5.9 billion due to improved financial results and lower operating expenses.

In 3Q24, there was no significant impact from non-recurring items. Disregarding these items, net profit and Recurring EBITDA would have remained at the same level.

PETROBRAS | Performance Report | 3Q24	6

Non-recurring Items

Non-recurring items

Table 2 – Non-recurring items

						Variation (%)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Net income (loss)	5,891	(325)	5,484	10,371	18,713	−	7.4	(44.6)
Non-recurring items	(100)	(4,271)	(187)	(4,433)	(460)	(97.7)	(46.5)	863.7
Non-recurring items that do not affect Adjusted EBITDA	34	(1,931)	(47)	(1,661)	764	−	−	−
Impairment of assets and investments	(3)	39	(71)	61	(474)	−	(95.8)	−
Gains and losses on disposal/write-offs of assets	(97)	124	(37)	190	1,150	−	162.2	(83.5)
Results from co-participation agreements in bid areas	−	55	19	103	46	−	−	123.9
Effect of the tax transaction on net finance income (expense)	110	(2,149)	−	(2,039)	−	−	−	−
Discount and premium on repurchase of debt securities	24	−	42	24	42	−	(42.9)	(42.9)
Other non-recurring items	(134)	(2,340)	(140)	(2,772)	(1,224)	(94.3)	(4.3)	126.5
Voluntary Separation Plan	11	(1)	1	8	6	−	1000.0	33.3
Collective bargaining agreement	−	(6)	−	(9)	(6)	−	−	50.0
Amounts recovered from Lava Jato investigation	31	2	6	38	99	1450.0	416.7	(61.6)
Gains/(losses) on decommissioning of returned/abandoned areas	−	−	(2)	(7)	(13)	−	−	(46.2)
Gains/(losses) related to legal proceedings	(287)	(240)	(140)	(808)	(670)	19.6	105.0	20.6
Effect of the tax transaction on other taxes	105	(790)	−	(685)	−	−	−	−
Equalization of expenses - Production Individualization Agreements	(5)	(14)	(15)	(29)	(38)	(64.3)	(66.7)	(23.7)
Gains/(losses) arising from actuarial review of health care plan	−	(1,291)	−	(1,291)	−	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	11	−	−	11	−	−	−	−
Compensation for the termination of a vessel charter agreement	−	−	−	−	(317)	−	−	−
Export tax on crude oil	−	−	10	−	(285)	−	−	−
Net effect of non-recurring items on IR/CSLL	33	869	67	931	159	(96.2)	(50.7)	485.5
Recurring net income	5,958	3,077	5,604	13,873	19,014	93.6	6.3	(27.0)
Shareholders of Petrobras (*)	5,937	3,060	5,577	13,813	18,927	94.0	6.5	(27.0)
Non-controlling interests	21	17	27	60	87	23.5	(22.2)	(31.0)
Adjusted EBITDA	11,480	9,627	13,551	33,234	38,944	19.2	(15.3)	(14.7)
Non-recurring items	(134)	(2,340)	(140)	(2,772)	(1,224)	(94.3)	(4.3)	126.5
Recurring Adjusted EBITDA	11,614	11,967	13,691	36,006	40,168	(2.9)	(15.2)	(10.4)
(*) Recurring net income excluding foreign exchange variation of Brazilian Reais x Dollar in the following periods: 3Q24: +US$ 5,474 million; 2Q24: +US$ 5,394 million; 3Q23: +US$ 6,246 million; 9M24: +US$ 16,286 million; 9M23: +US$ 17,993 million.

PETROBRAS | Performance Report | 3Q24	7

Non-recurring Items

In management's view, the non-recurring items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and shall be disclosed when relevant.

PETROBRAS | Performance Report | 3Q24	8

Capex

Capex

Table 3 - Capex

						Variation (%)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Exploration & Production	3,773	2,767	2,892	9,013	7,531	36.4	30.5	19.7
Refining, Transportation and Marketing	452	447	322	1,262	1,029	1.1	40.4	22.6
Gas & Low Carbon Energies	97	93	67	297	143	3.8	43.8	108.0
Others	111	86	111	298	271	29.7	0.0	9.8
Subtotal	4,433	3,393	3,392	10,869	8,974	30.7	30.7	21.1
Signature bonus	21	−	−	21	141	−	−	(85.2)
Total	4,454	3,393	3,392	10,890	9,115	31.3	31.3	19.5

In 3Q24, Capex totaled US$ 4.5 billion, 31.3% higher than in 2Q24. In the first nine months of the year, Capex totaled US$ 10.9 billion, an increase of 19.5% compared to 9M23.

In the Exploration and Production segment, Capex amounted to US$ 3.8 billion, 36.4% higher than in 2Q24, and were mainly concentrated on: (i) developing production in the Santos Basin pre-salt area (US$ 2.2 billion); (ii) developing production in the Campos Basin pre/ post-salt areas (US$ 0.8 billion); (iii) exploratory investments (US$ 0.2 billion). The increase compared to the previous quarter does not change the 2024 investment projection revised in 2Q24 and is largely due to the concentration of planned milestone payments, including those related to the arrival of equipment for the new production units in Búzios, and the realization of Capex related to the beginning of construction work on units P-84, in Atapu, and P-85, in Sépia.

In the Refining, Transportation and Marketing segment, Capex totaled US$ 0.5 billion, in line with 2Q24, with emphasis on spending on scheduled refinery stoppages and progress of REPLAN's medium hydrotreating (HDT) project.

In the Gas and Low-Carbon Energy segment, Capex totaled US$ 0.1 billion, in line with 2Q24, with investments in the Rota-3 natural gas processing unit standing out.

In addition, there was a payment of US$ 21 million relating to signature bonuses for 26 blocks (Shell partnership) in the Pelotas Basin.

The following table presents the main information about the new oil and gas production systems, already contracted.

PETROBRAS | Performance Report | 3Q24	9

Capex

Table 4 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment (US$ bn)	Petrobras Total Investment (US$ bn) (1)	Petrobras Stake	Status
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.8	1.1	38.6%	Project in execution phase with production system in operation. 13 wells drilled and 13 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.9	1.9	100%	Project in execution phase with production system in operation. 3 wells drilled and 3 completed. (2)
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.4	0.9	38.6%	Project in execution phase with production system in operation. 12 wells drilled and 11 completed.
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	1.0	2.1	88.99%	Project in execution phase with production system at location. 14 wells drilled and 8 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	1.9	4.8	88.99%	Project in execution phase with production system under construction. 7 wells drilled and 4 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.2	1.3	38.6%	Project in execution phase with production system under construction. 7 wells drilled and 5 completed.
Búzios 8 P-79 (Owned unit)	2026	180,000	1.7	5.1	88.99%	Project in execution phase with production system under construction. 9 wells drilled and 4 completed.
Búzios 9 P-80 (Owned unit)	2026	225,000	1.0	5.4	88.99%	Project in execution phase with production system under construction. 3 wells drilled and 2 completed.

PETROBRAS | Performance Report | 3Q24	10

Capex

Búzios 10 P-82 (Owned unit)	2027	225,000	1.0	6.1	88.99%	Project in execution phase with production system under construction. 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	0.6	5.5	88.99%	Project in execution phase with production system under construction. 2 wells drilled.
Raia Manta e Raia Pintada BM-C-33 (Non-operated project)	2028	126,000	0.6	2,7 (3)	30%	Project in execution phase with production system under construction.
Atapu 2 P-84	2029	225,000	0.2	6.0	65.7%	Project in execution phase.
Sépia 2 P-85	2030	225,000	0.1	4.7	55.3%	Project in execution phase.

(1) Total investment with the 2024-28+ Strategic Plan assumptions and Petrobras work interest (WI). Chartered units leases are not included.

(2) Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

(3) It is included investment in the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

PETROBRAS | Performance Report | 3Q24	11

Liquidity and Capital Resources

Liquidity and capital resources

Table 5 - Liquidity and capital resources

US$ million	3Q24	2Q24	3Q23	9M24	9M23
Adjusted cash and cash equivalents at the beginning of period	13,470	18,192	15,794	17,902	12,283
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period (*)	(5,586)	(6,645)	(5,443)	(5,175)	(4,287)
Cash and cash equivalents at the beginning of period	7,884	11,547	10,351	12,727	7,996
Net cash provided by operating activities	11,307	9,087	11,554	29,780	31,543
Net cash (used in) provided by investing activities	(4,742)	(2,032)	(2,828)	(10,098)	(4,727)
Acquisition of PP&E and intangible assets	(4,443)	(2,934)	(3,185)	(10,215)	(8,520)
Acquisition of equity interests	(7)	(5)	(5)	(13)	(22)
Proceeds from disposal of assets - Divestment	25	197	103	791	3,564
Financial compensation from co-participation agreements	−	−	−	397	391
Divestment (investment) in marketable securities	(374)	670	253	(1,179)	(215)
Dividends received	57	40	6	121	75
(=) Net cash provided by operating and investing activities	6,565	7,055	8,726	19,682	26,816
Net cash used in financing activities	(5,895)	(10,371)	(7,048)	(23,434)	(22,829)
Changes in non-controlling interest	(232)	32	(52)	(107)	(102)
Net financings	(1,457)	(1,147)	(330)	(4,203)	(2,754)
Proceeds from finance debt	986	565	1,238	1,553	1,300
Repayments	(2,443)	(1,712)	(1,568)	(5,756)	(4,054)
Repayment of lease liability	(1,913)	(1,965)	(1,632)	(5,796)	(4,494)
Dividends paid to shareholders of Petrobras	(2,293)	(7,123)	(4,837)	(12,871)	(15,234)
Share repurchase program	−	(148)	(197)	(380)	(197)
Dividends paid to non-controlling interests	−	(20)	−	(77)	(48)
Effect of exchange rate changes on cash and cash equivalents	140	(347)	81	(281)	127
Cash and cash equivalents at the end of period	8,694	7,884	12,110	8,694	12,110
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period (*)	6,187	5,586	5,162	6,187	5,162
Adjusted cash and cash equivalents at the end of period	14,881	13,470	17,272	14,881	17,272
Reconciliation of Free Cash Flow
Net cash provided by operating activities	11,307	9,087	11,554	29,780	31,543
Acquisition of PP&E and intangible assets	(4,443)	(2,934)	(3,185)	(10,215)	(8,520)
Acquisition of equity interests	(7)	(5)	(5)	(13)	(22)
Free cash flow (**)	6,857	6,148	8,364	19,552	23,001

(*) Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

(**) Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

PETROBRAS | Performance Report | 3Q24	12

Liquidity and Capital Resources

As of September 30, 2024, cash and cash equivalents totaled US$ 8.7 billion and adjusted cash and cash equivalents totaled US$ 14.9 billion.

In 3Q24, funds generated by operating activities reached US$ 11.3 billion and free cash flow totaled US$ 6.9 billion. This quarter, operating cash flow was mainly favored by a reduction in income tax and social contribution payments, resulting from the adherence to the tax transaction in 2Q24 and the tax benefit from the anticipation of dividends in the form of interest on own capital for the 2024 fiscal year. This level of cash generation was used to: (a) make investments (US$ 4.4 billion), (b) principal and interest due in the period amortization (US$ 2.4 billion), (c) remunerate shareholders (US$ 2.3 billion), and (d) lease liabilities amortization (US$ 1.9 billion).

In 3Q24, the company paid off various loans and financing in the amount of US$ 2.4 billion, including the repurchase and redemption of US$ 1.3 billion of securities on the international capital market.

The company raised US$ 1.0 billion by offering bonds on the international capital market (Global Notes), maturing in 2035. These funds were used for liability management, aiming to extend debt maturities and improving the capital structure, to preserve liquidity and solvency.

PETROBRAS | Performance Report | 3Q24	13

Debt Indicators

Debt indicators

As of 09/30/2024, gross debt reached US$ 59.1 billion, the same level as in the previous quarter, and remains within the range established in our Strategic Plan.

Average maturity went from 11.76 years on June 30, 2024, to 11.57 years on September 30, 2024; and its average cost was stable at 6.6% p.a. in the same period.

The gross debt/adjusted EBITDA ratio was 1.27x on 09/30/2024 compared to 1.22x on 06/30/2024.

On 09/30/2024, net debt reached US$ 44.3 billion, a decrease of 4.1% compared to 06/30/2024.

Table 6 – Debt indicators

US$ million	09.30.2024	06.30.2024	Δ %	09.30.2023
Financial Debt	25,756	26,321	(2.1)	29,462
Capital Markets	16,005	16,554	(3.3)	17,769
Banking Market	7,490	7,327	2.2	8,863
Development banks	587	585	0.3	690
Export Credit Agencies	1,517	1,702	(10.9)	1,978
Others	157	153	2.6	162
Finance leases	33,376	33,309	0.2	31,535
Gross debt	59,132	59,630	(0.8)	60,997
Adjusted cash and cash equivalents	14,881	13,470	10.5	17,272
Net debt	44,251	46,160	(4.1)	43,725
Net Debt/(Net Debt + Market Cap) - Leverage	33%	33%	−	32%
Average interest rate (% p.a.)	6.6	6.6	−	6.5
Weighted average maturity of outstanding debt (years)	11.57	11.76	(1.6)	11.43
Net debt/LTM Adjusted EBITDA ratio	0.95	0.95	−	0.83
Gross debt/LTM Adjusted EBITDA ratio	1.27	1.22	3.6	1.15

PETROBRAS | Performance Report | 3Q24	14

Results by Business Segment

Results by business segment

Exploration and Production

Table 7 – E&P results

						Variation (%) (*)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Sales revenues	15,383	15,668	17,922	47,128	48,374	(1.8)	(14.2)	(2.6)
Gross profit	9,404	9,440	10,771	28,307	28,732	(0.4)	(12.7)	(1.5)
Operating expenses	(1,222)	(1,551)	(1,161)	(3,403)	(1,837)	(21.2)	5.3	85.2
Operating income	8,182	7,889	9,610	24,904	26,895	3.7	(14.9)	(7.4)
Net income (loss) attributable to the shareholders of Petrobras	5,416	5,237	6,275	16,499	17,719	3.4	(13.7)	(6.9)
Adjusted EBITDA of the segment	10,451	10,060	12,360	31,693	33,132	3.9	(15.4)	(4.3)
EBITDA margin of the segment (%)	68	64	69	67	68	3.7	(1.0)	(1)
ROCE (Return on Capital Employed) (%)	13.4	14.2	14.5	13.4	14.5	(0.8)	(1.1)	(1.1)
Average Brent crude (US$/bbl)	80.18	84.94	86.76	82.79	82.14	(5.6)	(7.6)	0.8
Production taxes Brazil	2,833	2,946	3,377	8,760	8,856	(3.8)	(16.1)	(1.1)
Royalties	1,774	1,838	1,981	5,483	5,144	(3.5)	(10.4)	6.6
Special participation	1,050	1,099	1,385	3,250	3,677	(4.5)	(24.2)	(11.6)
Retention of areas	9	9	11	27	35	−	(18.2)	(22.9)
Lifting cost Brazil (US$/boe)	5.78	6.05	5.39	5.96	5.61	(4.5)	7.3	6.2
Pre-salt	3.78	3.87	3.49	3.88	3.64	(2.4)	8.3	6.7
Deep and ultra-deep post-salt	16.57	16.62	12.18	16.08	12.66	(0.3)	36.0	27.0
Onshore and shallow waters	16.74	16.83	16.22	16.63	15.51	(0.5)	3.2	7.2
Lifting cost + Leases	8.23	8.49	7.64	8.38	7.61	(3.1)	7.8	10.1
Pre-salt	6.10	6.26	5.61	6.21	5.64	(2.5)	8.7	10.1
Deep and ultra-deep post-salt	20.41	19.90	15.35	19.53	15.00	2.6	33.0	30.2
Onshore and shallow waters	16.74	16.83	16.22	16.63	15.51	(0.5)	3.2	7.2
Lifting cost + Production taxes	19.49	20.16	20.40	19.90	19.65	(3.3)	(4.5)	1.3
Lifting cost + Production taxes + Leases	21.94	22.61	22.65	22.33	21.66	(2.9)	(3.1)	3.1
(*) EBITDA margin and ROCE variations in percentage points.

In 3Q24, the gross profit of E&P was US$ 9.4 billion, in line with the previous quarter, mainly explained by lower Brent prices.

The operating profit in 3Q24 was US$ 8.2 billion, 4% higher than the previous quarter. This growth is due to the lower 3Q24 tax expenses in comparison with 2Q24, partially offset by higher exploration expenses resulting from the evaluation of non-economic projects in Blocks C-M-657 and C-M-709, located in the Campos Basin.

The lifting cost calculated in 3Q24, excluding governmental participation and chartering, was US$ 5.78/boe, 4.5% lower than the last quarter (US$ 6.05/boe). This reduction occurred mainly due to the exchange rate effect resulting from the devaluation of the Brazilian real against the dollar by 6% and the increase in production in the pre-salt, influenced by reaching the production peak of FPSO Sepetiba and the start-up of new wells in projects in the Búzios and Tupi fields. These effects were partially offset by cost increases, mainly related to underwater inspections in the Roncador, Marlim, Caratinga, Barracuda, and Tupi fields.

PETROBRAS | Performance Report | 3Q24	15

Results by Business Segment

In the pre-salt, there was a 2.4% reduction in lifting cost, driven by the effect of currency depreciation and increased production, resulting from reaching the production peak of FPSO Sepetiba and the start-up of new wells in projects in the Búzios and Tupi fields. These effects were partially offset by cost increases related to underwater inspections in the Caratinga, Barracuda, and Tupi fields.

In the post-salt, the lifting cost remained stable compared to the previous quarter. The reduction caused by the effect of currency depreciation was offset by the decrease in production due to some shutdowns in the Campos Basin, especially in the Marlim Sul field.

In the onshore and shallow waters assets, the lifting cost remained at the same level compared to the previous quarter. The effect of currency depreciation was partially offset by the decrease in production due to a higher volume of losses from maintenance shutdowns.

PETROBRAS | Performance Report | 3Q24	16

Results by Business Segment

Refining, Transportation and Marketing

Table 8 - RTM results

						Variation (%) (*)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Sales revenues	21,739	22,061	23,691	65,990	69,590	(1.5)	(8.2)	(5.2)
Gross profit	1,236	1,504	2,291	4,947	6,994	(17.8)	(46.0)	(29.3)
Operating expenses	(781)	(701)	(791)	(2,318)	(3,120)	11.4	(1.3)	(25.7)
Operating Income	455	803	1,500	2,629	3,874	(43.3)	(69.7)	(32.1)
Net income (loss) attributable to the shareholders of Petrobras	255	279	814	1,309	2,325	(8.6)	(68.7)	(43.7)
Adjusted EBITDA of the segment	1,078	1,360	2,111	4,432	6,089	(20.7)	(48.9)	(27.2)
EBITDA margin of the segment (%)	5	6	9	7	9	(1)	(4)	(2)
ROCE (Return on Capital Employed) (%)	3.1	4.6	6.7	3.1	6.7	(1.5)	(3.6)	(3.6)
Refining cost (US$ / barrel) - Brazil	2.84	2.63	2.38	2.70	2.25	8.0	19.3	20.0
Price of basic oil products - Domestic Market (US$/bbl)	88.10	91.34	95.04	91.76	99.97	(3.5)	(7.3)	(8.2)
(*) EBITDA margin and ROCE variations in percentage points.

In 3Q24, the gross profit of RTC decreased compared to 2Q24, mainly due to lower margins on oil products in the domestic market. Considering the effect of inventory turnover of US$ 186 million in 3Q24 and US$ 541 million in 2Q24, the gross profit of RTC would have been US$ 1.050 million in 3Q24 and US$ 963 million in 2Q24.

There were lower margins in the domestic market, mainly in diesel and Jet A-1, following the decline in international margins for these derivatives between quarters. The volume of sales in the domestic market was higher, mainly for diesel, driven by seasonal consumption with the grain harvest and increased industrial activity, and for gasoline due to greater competitiveness compared to ethanol in flex-fuel vehicle fueling. These factors helped offset, albeit partially, the reduction in margins.

In 3Q24, the operating profit was lower compared to 2Q24, reflecting the reduction in gross profit and higher operating expenses in the period, mainly due to the reversal of impairment of Araucária Nitrogenados (ANSA) that occurred in 2Q24.

In 3Q24, the refining unit cost in dollars was 8.0% higher than in 2Q24. Higher personnel expenses related to the collective labor agreement (ACT) and materials and services related to maintenance and preservation stood out. The higher processed load in 3Q24 and the exchange rate effect partially offset the increase in absolute cost.

PETROBRAS | Performance Report | 3Q24	17

Results by Business Segment

Gas and Low Carbon Energies

Table 9 – G&LCE results

						Variation (%) (1)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Sales revenues	2,341	2,198	2,629	6,961	8,250	6.5	(11.0)	(15.6)
Gross profit	970	1,102	1,463	3,317	3,991	(12.0)	(33.7)	(16.9)
Operating expenses	(801)	(867)	(906)	(2,557)	(2,450)	(7.6)	(11.6)	4.4
Operating income	169	235	557	760	1,541	(28.1)	(69.7)	(50.7)
Net income (loss) attributable to the shareholders of Petrobras	109	179	344	530	978	(39.1)	(68.3)	(45.8)
Adjusted EBITDA of the segment	299	372	741	1,161	1,979	(19.6)	(59.6)	(41.3)
EBITDA margin of the segment (%)	13	17	28	17	24	(4)	(15)	(7)
ROCE (Return on Capital Employed) (%) (2)	6.1	8.8	9.5	6.1	9.5	(2.7)	(3.4)	(3.4)
Natural gas sales price - Brazil (US$/bbl)	59.61	63.69	66.20	63.74	70.16	(6.4)	(10.0)	(9.2)
Natural gas sales price - Brazil (US$/MMBtu)	10.05	10.74	11.16	10.75	11.83	(6.4)	(9.9)	(9.1)
Fixed revenues from power auctions (3)(4)	57	61	89	182	258	(8.0)	(36.6)	(29.3)
Average electricity sales price (US$/MWh) (4)(5)	73.55	28.11	18.63	62.83	14.23	161.7	294.8	341.7

(1) EBITDA margin and ROCE variations in percentage points.

(2) 2Q24 figure revised due to the reclassification of fertilizer assets that left the G&LCE and were migrated to the RTM in 2023 and, until then, were not fully reflected in the ROCE calculation.

(3) The fixed revenue from auctions considers the remuneration for thermal availability and inflexible electricity committed in auctions.

(4) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Chamber of Electric Energy Commercialization - CCEE is issued.

(5) 2Q24 figure revised after the issuance of the final report from the Chamber of Electric Energy Commercialization - CCEE.

In 3Q24, the gross profit of the Gas and Low Carbon Energies segment was lower compared to 2Q24, due to the reduction in the average selling price of natural gas and the need for increased LNG imports. The average selling price of gas reflected currency fluctuations, as well as the effects of the performance premium implemented since June, aiming to preserve Petrobras' competitiveness in the non-thermal market.

Furthermore, it is worth noting that in 3Q24 were observed lower operating expenses, mainly due to the impact of currency depreciation on transportation tariffs and the reversal of a judicial loss, which had a positive impact on operating profit compared to 2Q24.

PETROBRAS | Performance Report | 3Q24	18

Reconciliation of Adjusted EBITDA

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution No. 156, of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 10 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Net income (loss)	5,891	(325)	5,484	10,371	18,713	−	7.4	(44.6)
Net finance income (expense)	281	6,869	1,985	9,089	2,628	(95.9)	(85.8)	245.9
Income taxes	2,205	(27)	2,263	4,325	8,435	−	(2.6)	(48.7)
Depreciation, depletion and amortization	2,983	3,138	3,475	9,483	9,648	(4.9)	(14.2)	(1.7)
EBITDA	11,360	9,655	13,207	33,268	39,424	17.7	(14.0)	(15.6)
Results of equity-accounted investments	23	188	248	304	235	(87.8)	(90.7)	29.4
Impairment of assets (reversals), net	−	(37)	78	(46)	482	−	−	−
Results on disposal/write-offs of assets	97	(124)	37	(189)	(1,150)	−	162.2	(83.6)
Results from co-participation agreements in bid areas	−	(55)	(19)	(103)	(47)	−	−	119.1
Adjusted EBITDA	11,480	9,627	13,551	33,234	38,944	19.2	(15.3)	(14.7)
Adjusted EBITDA margin (%)	49	41	53	47	52	8.0	(4.0)	(5.0)
(*) EBITDA Margin variations in percentage points.

PETROBRAS | Performance Report | 3Q24	19

Exhibits

Exhibits

Financial statements

Table 11 - Income statement - Consolidated

US$ million	3Q24	2Q24	3Q23	9M24	9M23
Sales revenues	23,366	23,467	25,552	70,601	75,302
Cost of sales	(11,361)	(11,740)	(11,982)	(34,612)	(35,982)
Gross profit	12,005	11,727	13,570	35,989	39,320
Selling expenses	(1,193)	(1,268)	(1,288)	(3,794)	(3,709)
General and administrative expenses	(409)	(549)	(395)	(1,405)	(1,140)
Exploration costs	(406)	(174)	(480)	(715)	(828)
Research and development expenses	(195)	(193)	(186)	(571)	(512)
Other taxes	(55)	(948)	(114)	(1,143)	(643)
Impairment (losses) reversals, net	−	37	(78)	46	(482)
Other income and expenses, net	(1,347)	(1,927)	(1,049)	(4,318)	(1,995)
	(3,605)	(5,022)	(3,590)	(11,900)	(9,309)
Operating income	8,400	6,705	9,980	24,089	30,011
Finance income	491	477	600	1,520	1,581
Finance expenses	(881)	(2,932)	(1,163)	(4,885)	(2,875)
Foreign exchange gains (losses) and inflation indexation charges	109	(4,414)	(1,422)	(5,724)	(1,334)
Net finance income (expense)	(281)	(6,869)	(1,985)	(9,089)	(2,628)
Results of equity-accounted investments	(23)	(188)	(248)	(304)	(235)
Income (loss) before income taxes	8,096	(352)	7,747	14,696	27,148
Income taxes	(2,205)	27	(2,263)	(4,325)	(8,435)
Net Income (loss)	5,891	(325)	5,484	10,371	18,713
Net income (loss) attributable to:
Shareholders of Petrobras	5,870	(344)	5,456	10,308	18,625
Non-controlling interests	21	19	28	63	88

PETROBRAS | Performance Report | 3Q24	20

Table 12 - Statement of financial position – Consolidated

ASSETS - US$ million	09.30.2024	12.31.2023
Current assets	30,721	32,445
Cash and cash equivalents	8,694	12,727
Marketable securities	5,593	2,819
Trade and other receivables, net	4,377	6,135
Inventories	7,442	7,681
Recoverable taxes	2,438	1,178
Assets classified as held for sale	420	335
Other current assets	1,757	1,570
Non-current assets	167,118	184,622
Long-term receivables	22,507	26,798
Trade and other receivables, net	1,012	1,847
Marketable securities	643	2,409
Judicial deposits	12,998	14,746
Deferred income taxes	980	965
Other recoverable taxes	4,103	4,516
Other non-current assets	2,771	2,315
Investments	974	1,358
Property, plant and equipment	141,079	153,424
Intangible assets	2,558	3,042
Total assets	197,839	217,067

LIABILITIES - US$ million	09.30.2024	12.31.2023
Current liabilities	32,843	33,860
Trade payables	5,299	4,813
Finance debt	3,957	4,322
Lease liability	7,749	7,200
Taxes payable	5,653	5,466
Dividends payable	2,402	3,539
Provision for decommissioning costs	1,701	2,032
Employee benefits	2,883	2,932
Liabilities related to assets classified as held for sale	771	541
Other current liabilities	2,428	3,015
Non-current liabilities	92,484	104,232
Finance debt	21,799	24,479
Lease liability	25,627	26,599
Income taxes payable	238	299
Deferred income taxes	7,264	10,910
Employee benefits	14,229	15,579
Provision for legal proceedings	3,261	3,305

PETROBRAS | Performance Report | 3Q24	21

Exhibits

Provision for decommissioning costs	18,347	21,171
Other non-current liabilities	1,719	1,890
Shareholders' equity	72,512	78,975
Attributable to the shareholders of Petrobras	72,255	78,583
Share capital (net of share issuance costs)	107,101	107,101
Capital reserve and capital transactions	29	410
Profit reserves	64,326	72,641
Retained earnings (losses)	6,424	−
Accumulated other comprehensive deficit	(105,625)	(101,569)
Attributable to non-controlling interests	257	392
Total liabilities and shareholders' equity	197,839	217,067

PETROBRAS | Performance Report | 3Q24	22

Exhibits

Table 13 - Statement of cash flow – Consolidated

US$ million	3Q24	2Q24	3Q23	9M24	9M23
Cash flows from operating activities
Net income (loss) for the period	5,891	(325)	5,484	10,371	18,713
Adjustments for:
Pension and medical benefits	409	1,702	394	2,544	1,153
Results of equity-accounted investments	23	188	248	304	235
Depreciation, depletion and amortization	2,983	3,138	3,475	9,483	9,648
Impairment of assets (reversals), net	−	(37)	78	(46)	482
Inventory write down (write-back) to net realizable value	2	−	(10)	(42)	(4)
Allowance for credit loss on trade and other receivables, net	6	18	15	54	49
Exploratory expenditure write-offs	309	55	372	414	410
Gain on disposal/write-offs of assets	97	(124)	37	(189)	(1,150)
Foreign exchange, indexation and finance charges	168	7,040	1,967	9,143	2,814
Income taxes	2,205	(27)	2,263	4,325	8,435
Revision and unwinding of discount on the provision for decommissioning costs	242	259	219	781	662
Results from co-participation agreements in bid areas	−	(55)	(19)	(103)	(47)
Early termination and cash outflows revision of lease agreements	(88)	(77)	(103)	(234)	(361)
Losses with legal, administrative and arbitration proceedings, net	287	240	141	808	672
Decrease (Increase) in assets
Trade and other receivables	163	855	(588)	1,622	587
Inventories	1	272	52	(354)	1,132
Judicial deposits	(160)	862	(318)	414	(1,100)
Other assets	(38)	(105)	(106)	(109)	169
Increase (Decrease) in liabilities
Trade payables	392	(165)	(726)	634	(1,017)
Other taxes payable	(459)	(1,342)	543	(2,321)	(421)
Pension and medical benefits	(276)	(279)	(232)	(758)	(683)
Provisions for legal proceedings	(96)	(122)	(147)	(296)	(366)
Other employee benefits	499	(311)	379	129	163
Provision for decommissioning costs	(282)	(200)	(259)	(745)	(597)
Other liabilities	(250)	(275)	(243)	(607)	(371)
Income taxes paid	(721)	(2,098)	(1,362)	(5,442)	(7,664)
Net cash provided by operating activities	11,307	9,087	11,554	29,780	31,543
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(4,443)	(2,934)	(3,185)	(10,215)	(8,520)
Acquisition of equity interests	(7)	(5)	(5)	(13)	(22)
Proceeds from disposal of assets - Divestment	25	197	103	791	3,564
Financial compensation from co-participation agreements	−	−	−	397	391
Divestment (investment) in marketable securities	(374)	670	253	(1,179)	(215)

PETROBRAS | Performance Report | 3Q24	23

Exhibits

Dividends received	57	40	6	121	75
Net cash (used in) provided by investing activities	(4,742)	(2,032)	(2,828)	(10,098)	(4,727)
Cash flows from financing activities
Changes in non-controlling interest	(232)	32	(52)	(107)	(102)
Financing and loans, net:
Proceeds from finance debt	986	565	1,238	1,553	1,300
Repayment of principal - finance debt	(1,909)	(1,311)	(1,000)	(4,227)	(2,482)
Repayment of interest - finance debt	(534)	(401)	(568)	(1,529)	(1,572)
Repayment of lease liability	(1,913)	(1,965)	(1,632)	(5,796)	(4,494)
Dividends paid to Shareholders of Petrobras	(2,293)	(7,123)	(4,837)	(12,871)	(15,234)
Share repurchase program	−	(148)	(197)	(380)	(197)
Dividends paid to non-controlling interests	−	(20)	−	(77)	(48)
Net cash used in financing activities	(5,895)	(10,371)	(7,048)	(23,434)	(22,829)
Effect of exchange rate changes on cash and cash equivalents	140	(347)	81	(281)	127
Net change in cash and cash equivalents	810	(3,663)	1,759	(4,033)	4,114
Cash and cash equivalents at the beginning of the period	7,884	11,547	10,351	12,727	7,996
Cash and cash equivalents at the end of the period	8,694	7,884	12,110	8,694	12,110

PETROBRAS | Performance Report | 3Q24	24

Exhibits

Table 14 – Net revenues by products

						Variation (%)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Diesel	7,031	6,979	8,188	21,086	23,575	0.7	(14.1)	(10.6)
Gasoline	3,140	3,073	3,412	9,418	10,881	2.2	(8.0)	(13.4)
Liquefied petroleum gas (LPG)	849	793	842	2,400	2,722	7.1	0.8	(11.8)
Jet fuel	1,146	1,147	1,169	3,477	3,677	(0.1)	(2.0)	(5.4)
Naphtha	480	483	449	1,390	1,357	(0.6)	6.9	2.4
Fuel oil (including bunker fuel)	209	233	287	786	834	(10.3)	(27.2)	(5.8)
Other oil products	1,212	1,073	1,152	3,304	3,364	13.0	5.2	(1.8)
Subtotal oil products	14,067	13,781	15,499	41,861	46,410	2.1	(9.2)	(9.8)
Natural gas	1,152	1,136	1,352	3,610	4,307	1.4	(14.8)	(16.2)
Crude oil	1,143	1,049	1,282	3,421	3,997	9.0	(10.8)	(14.4)
Renewables and nitrogen products	73	43	16	147	62	69.8	356.3	137.1
Revenues from non-exercised rights	101	121	207	362	645	(16.5)	(51.2)	(43.9)
Electricity	277	104	160	509	423	166.3	73.1	20.3
Services, agency and others	192	202	272	641	797	(5.0)	(29.4)	(19.6)
Total domestic market	17,005	16,436	18,788	50,551	56,641	3.5	(9.5)	(10.8)
Exports	6,214	6,746	6,581	19,358	17,752	(7.9)	(5.6)	9.0
Crude oil	4,627	5,163	4,789	14,701	13,245	(10.4)	(3.4)	11.0
Fuel oil (including bunker fuel)	1,278	1,126	1,371	3,726	3,734	13.5	(6.8)	(0.2)
Other oil products and other products	309	457	421	931	773	(32.4)	(26.6)	20.4
Sales abroad (*)	147	285	183	692	909	(48.4)	(19.7)	(23.9)
Total foreign market	6,361	7,031	6,764	20,050	18,661	(9.5)	(6.0)	7.4
Total	23,366	23,467	25,552	70,601	75,302	(0.4)	(8.6)	(6.2)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

PETROBRAS | Performance Report | 3Q24	25

Exhibits

Table 15 – Cost of goods sold (*)

						Variation (%)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Acquisitions	(4,007)	(4,145)	(4,110)	(11,660)	(13,356)	(3.3)	(2.5)	(12.7)
Crude oil imports	(2,416)	(2,590)	(2,231)	(6,887)	(6,985)	(6.7)	8.3	(1.4)
Oil products imports	(1,033)	(1,152)	(1,565)	(3,259)	(4,944)	(10.3)	(34.0)	(34.1)
Natural gas imports	(558)	(403)	(314)	(1,514)	(1,427)	38.5	77.7	6.1
Production	(7,010)	(7,192)	(7,429)	(21,772)	(21,066)	(2.5)	(5.6)	3.4
Crude oil	(5,886)	(5,857)	(6,132)	(18,147)	(17,796)	0.5	(4.0)	2.0
Production taxes	(2,753)	(2,661)	(2,735)	(8,086)	(7,926)	3.5	0.7	2.0
Other costs	(3,133)	(3,196)	(3,397)	(10,061)	(9,870)	(2.0)	(7.8)	1.9
Oil products	(754)	(807)	(734)	(2,262)	(1,737)	(6.6)	2.7	30.2
Natural gas	(370)	(528)	(563)	(1,363)	(1,533)	(29.9)	(34.3)	(11.1)
Production taxes	(84)	(120)	(111)	(329)	(295)	(30.0)	(24.3)	11.5
Other costs	(286)	(408)	(452)	(1,034)	(1,238)	(29.9)	(36.7)	(16.5)
Services, electricity, operations abroad and others	(344)	(403)	(443)	(1,180)	(1,560)	(14.6)	(22.3)	(24.4)
Total	(11,361)	(11,740)	(11,982)	(34,612)	(35,982)	(3.2)	(5.2)	(3.8)

(* ) Managerial information (non-revised).

PETROBRAS | Performance Report | 3Q24	26

Exhibits

Table 16 – Operating expenses

						Variation (%)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Selling, General and Administrative Expenses	(1,602)	(1,817)	(1,683)	(5,199)	(4,849)	(11.8)	(4.8)	7.2
Selling expenses	(1,193)	(1,268)	(1,288)	(3,794)	(3,709)	(5.9)	(7.4)	2.3
Materials, third-party services, freight, rent and other related costs	(1,002)	(1,069)	(1,102)	(3,191)	(3,150)	(6.3)	(9.1)	1.3
Depreciation, depletion and amortization	(159)	(166)	(162)	(498)	(466)	(4.2)	(1.9)	6.9
Allowance for expected credit losses	−	2	3	(8)	(14)	−	−	(42.9)
Employee compensation	(32)	(35)	(27)	(97)	(79)	(8.6)	18.5	22.8
General and administrative expenses	(409)	(549)	(395)	(1,405)	(1,140)	(25.5)	3.5	23.2
Employee compensation (*)	(278)	(365)	(274)	(935)	(747)	(23.8)	1.5	25.2
Materials, third-party services, rent and other related costs	(96)	(146)	(92)	(362)	(306)	(34.2)	4.3	18.3
Depreciation, depletion and amortization	(35)	(38)	(29)	(108)	(87)	(7.9)	20.7	24.1
Exploration costs	(406)	(174)	(480)	(715)	(828)	133.3	(15.4)	(13.6)
Research and Development	(195)	(193)	(186)	(571)	(512)	1.0	4.8	11.5
Other taxes	(55)	(948)	(114)	(1,143)	(643)	(94.2)	(51.8)	77.8
Impairment (losses) reversals, net	−	37	(78)	46	(482)	−	−	−
Other income and expenses, net	(1,347)	(1,927)	(1,049)	(4,318)	(1,995)	(30.1)	28.4	116.4
Total	(3,605)	(5,022)	(3,590)	(11,900)	(9,309)	(28.2)	0.4	27.8
(*) In the nine-month period ended September 30, 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan in the second quarter of 2024, reflecting the change in the benefit, in the amount of US$ 78 million.

PETROBRAS | Performance Report | 3Q24	27

Exhibits

Table 17 – Financial results

						Variation (%)
US$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 X 2Q24	3Q24 X 3Q23	9M24 X 9M23
Finance income	491	477	600	1,520	1,581	2.9	(18.2)	(3.9)
Income from investments and marketable securities (Government Bonds)	363	380	454	1,175	1,211	(4.5)	(20.0)	(3.0)
Other finance income	128	97	146	345	370	32.0	(12.3)	(6.8)
Finance expenses	(881)	(2,932)	(1,163)	(4,885)	(2,875)	(70.0)	(24.2)	69.9
Interest on finance debt	(555)	(519)	(662)	(1,628)	(1,715)	6.9	(16.2)	(5.1)
Unwinding of discount on lease liability	(544)	(557)	(495)	(1,648)	(1,253)	(2.3)	9.9	31.5
Capitalized borrowing costs	398	383	338	1,157	927	3.9	17.8	24.8
Unwinding of discount on the provision for decommissioning costs	(242)	(258)	(216)	(772)	(647)	(6.2)	12.0	19.3
Other finance expenses (*)	62	(1,981)	(128)	(1,994)	(187)	−	−	966.3
Foreign exchange gains (losses) and indexation charges	109	(4,414)	(1,422)	(5,724)	(1,334)	−	−	329.1
Foreign exchange gains (losses) (**)	587	(3,540)	(932)	(3,834)	1,388	−	−	−
Reclassification of hedge accounting to the Statement of Income	(821)	(600)	(758)	(2,118)	(2,990)	36.8	8.3	(29.2)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	18	(318)	1	(370)	(428)	−	1700.0	(13.6)
Recoverable taxes inflation indexation income	173	(145)	18	77	113	−	861.1	(31.9)
Other foreign exchange gains and indexation charges, net (*)	152	189	249	521	583	(19.6)	(39.0)	(10.6)
Total	(281)	(6,869)	(1,985)	(9,089)	(2,628)	(95.9)	(85.8)	245.9

(*) It includes, in the nine-month period ended September 30, 2024, finance expense of US$ 1,804 million and indexation charges of US$ 235 million related to the tax settlement program - federal taxes.

(**) Foreign exchange variation of Brazilian Reais x Dollar in the following periods: 3Q24: +US$ 702 million; 2Q24: -US$ 3,536 million; 3Q23: -US$ 1,013 million; 9M24: -US$ 3,747 million; 9M23: +US$ 1,416 million.

PETROBRAS | Performance Report | 3Q24	28

Exhibits

Financial information by business segment

Table 18 - Consolidated income by business segment – 9M24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	47,128	65,990	6,961	240	(49,718)	70,601
Intersegments	46,875	777	2,061	5	(49,718)	−
Third parties	253	65,213	4,900	235	−	70,601
Cost of sales	(18,821)	(61,043)	(3,644)	(224)	49,120	(34,612)
Gross profit	28,307	4,947	3,317	16	(598)	35,989
Expenses	(3,403)	(2,318)	(2,557)	(3,622)	−	(11,900)
Selling expenses	(1)	(1,569)	(2,208)	(16)	−	(3,794)
General and administrative expenses	(43)	(265)	(94)	(1,003)	−	(1,405)
Exploration costs	(715)	−	−	−	−	(715)
Research and development expenses	(451)	(4)	(2)	(114)	−	(571)
Other taxes	(737)	(32)	(14)	(360)	−	(1,143)
Impairment (losses) reversals, net	(4)	37	−	13	−	46
Other income and expenses, net	(1,452)	(485)	(239)	(2,142)	−	(4,318)
Operating income (loss)	24,904	2,629	760	(3,606)	(598)	24,089
Net finance income (expense)	−	−	−	(9,089)	−	(9,089)
Results of equity-accounted investments	62	(426)	66	(6)	−	(304)
Income (loss) before income taxes	24,966	2,203	826	(12,701)	(598)	14,696
Income taxes	(8,469)	(894)	(257)	5,090	205	(4,325)
Net income (loss)	16,497	1,309	569	(7,611)	(393)	10,371
Net income (loss) attributable to:
Shareholders of Petrobras	16,499	1,309	530	(7,637)	(393)	10,308
Non-controlling interests	(2)	−	39	26	−	63

PETROBRAS | Performance Report | 3Q24	29

Exhibits

Table 19 - Consolidated income by business segment – 9M23

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	48,374	69,590	8,250	253	(51,165)	75,302
Intersegments	47,732	1,065	2,361	7	(51,165)	−
Third parties	642	68,525	5,889	246	−	75,302
Cost of sales	(19,642)	(62,596)	(4,259)	(255)	50,770	(35,982)
Gross profit	28,732	6,994	3,991	(2)	(395)	39,320
Expenses	(1,837)	(3,120)	(2,450)	(1,903)	1	(9,309)
Selling expenses	(11)	(1,579)	(2,099)	(21)	1	(3,709)
General and administrative expenses	(40)	(242)	(52)	(806)	−	(1,140)
Exploration costs	(828)	−	−	−	−	(828)
Research and development expenses	(401)	(16)	(2)	(93)	−	(512)
Other taxes	(370)	(12)	(29)	(232)	−	(643)
Impairment (losses) reversals, net	(96)	(416)	−	30	−	(482)
Other income and expenses, net	(91)	(855)	(268)	(781)	−	(1,995)
Operating income (loss)	26,895	3,874	1,541	(1,905)	(394)	30,011
Net finance income (expense)	−	−	−	(2,628)	−	(2,628)
Results of equity-accounted investments	(33)	(231)	17	12	−	(235)
Income (loss) before income taxes	26,862	3,643	1,558	(4,521)	(394)	27,148
Income taxes	(9,146)	(1,318)	(523)	2,418	134	(8,435)
Net income (loss)	17,716	2,325	1,035	(2,103)	(260)	18,713
Net income (loss) attributable to:
Shareholders of Petrobras	17,719	2,325	978	(2,137)	(260)	18,625
Non-controlling interests	(3)	−	57	34	−	88

PETROBRAS | Performance Report | 3Q24	30

Exhibits

Table 20 - Quarterly consolidated income by business segment – 3Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	15,383	21,739	2,341	82	(16,179)	23,366
Intersegments	15,310	226	642	1	(16,179)	−
Third parties	73	21,513	1,699	81	−	23,366
Cost of sales	(5,979)	(20,503)	(1,371)	(76)	16,568	(11,361)
Gross profit	9,404	1,236	970	6	389	12,005
Expenses	(1,222)	(781)	(801)	(801)	−	(3,605)
Selling expenses	−	(480)	(711)	(2)	−	(1,193)
General and administrative expenses	(1)	(89)	(31)	(288)	−	(409)
Exploration costs	(406)	−	−	−	−	(406)
Research and development expenses	(163)	(2)	(2)	(28)	−	(195)
Other taxes	92	(4)	(5)	(138)	−	(55)
Impairment (losses) reversals, net	−	−	−	−	−	−
Other income and expenses, net	(744)	(206)	(52)	(345)	−	(1,347)
Operating income (loss)	8,182	455	169	(795)	389	8,400
Net finance income (expense)	−	−	−	(281)	−	(281)
Results of equity-accounted investments	15	(45)	9	(2)	−	(23)
Income (loss) before income taxes	8,197	410	178	(1,078)	389	8,096
Income taxes	(2,782)	(155)	(57)	921	(132)	(2,205)
Net income (loss)	5,415	255	121	(157)	257	5,891
Net income (loss) attributable to:
Shareholders of Petrobras	5,416	255	109	(167)	257	5,870
Non-controlling interests	(1)	−	12	10	−	21

PETROBRAS | Performance Report | 3Q24	31

Exhibits

Table 21 - Quarterly consolidated income by business segment – 2Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	15,668	22,061	2,198	80	(16,540)	23,467
Intersegments	15,591	248	699	2	(16,540)	−
Third parties	77	21,813	1,499	78	−	23,467
Cost of sales	(6,228)	(20,557)	(1,096)	(74)	16,215	(11,740)
Gross profit	9,440	1,504	1,102	6	(325)	11,727
Expenses	(1,551)	(701)	(867)	(1,903)	−	(5,022)
Selling expenses	−	(538)	(729)	(1)	−	(1,268)
General and administrative expenses	(22)	(92)	(35)	(400)	−	(549)
Exploration costs	(174)	−	−	−	−	(174)
Research and development expenses	(149)	−	−	(44)	−	(193)
Other taxes	(809)	(21)	(4)	(114)	−	(948)
Impairment (losses) reversals, net	−	37	−	−	−	37
Other income and expenses, net	(397)	(87)	(99)	(1,344)	−	(1,927)
Operating income (loss)	7,889	803	235	(1,897)	(325)	6,705
Net finance income (expense)	−	−	−	(6,869)	−	(6,869)
Results of equity-accounted investments	30	(251)	36	(3)	−	(188)
Income (loss) before income taxes	7,919	552	271	(8,769)	(325)	(352)
Income taxes	(2,682)	(273)	(80)	2,951	111	27
Net income (loss)	5,237	279	191	(5,818)	(214)	(325)
Net income (loss) attributable to:
Shareholders of Petrobras	5,237	279	179	(5,825)	(214)	(344)
Non-controlling interests	−	−	12	7	−	19

PETROBRAS | Performance Report | 3Q24	32

Exhibits

Table 22 - Other income and expenses by segment – 9M24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(1,895)	(66)	(51)	(12)	−	(2,024)
Pension and medical benefits - retirees (*)	−	−	−	(1,907)	−	(1,907)
Losses with legal, administrative and arbitration proceedings	(292)	(369)	(15)	(132)	−	(808)
Profit sharing	(233)	(85)	(27)	(130)	−	(475)
Variable compensation programs	(143)	(104)	(15)	(93)	−	(355)
Operating expenses with thermoelectric power plants	−	−	(169)	−	−	(169)
Institutional relations and cultural projects	−	(3)	−	(138)	−	(141)
Expenses with contractual fines received	(30)	−	(16)	−	−	(46)
Amounts recovered from Lava Jato investigation	−	−	−	38	−	38
Gains (losses) with commodities derivatives	−	53	(1)	−	−	52
Results from co-participation agreements in bid areas	103	−	−	−	−	103
Ship/take or pay agreements	3	32	109	2	−	146
Government grants	2	−	3	153	−	158
Results on disposal/write-offs of assets	179	55	23	(68)	−	189
Fines imposed on suppliers	170	19	3	9	−	201
Results of non-core activities	189	(9)	11	13	−	204
Early termination and changes to cash flow estimates of leases	213	13	(3)	11	−	234
Reimbursements from E&P partnership operations	348	−	−	−	−	348
Others	(66)	(21)	(91)	112	−	(66)
Total	(1,452)	(485)	(239)	(2,142)	−	(4,318)
(*) In the nine-month period ended September 30, 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan occurred in the second quarter of 2024, reflecting the change in the benefit, in the amount of US$ 1,000 million.

PETROBRAS | Performance Report | 3Q24	33

Exhibits

Table 23 - Other income and expenses by segment – 9M23

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(1,587)	(15)	(37)	(22)	−	(1,661)
Pension and medical benefits - retirees	−	−	−	(877)	−	(877)
Losses with legal, administrative and arbitration proceedings	(259)	(328)	(1)	(84)	−	(672)
Profit sharing	(48)	(26)	(6)	(28)	−	(108)
Variable compensation programs	(181)	(138)	(25)	(127)	−	(471)
Operating expenses with thermoelectric power plants	−	−	(134)	−	−	(134)
Institutional relations and cultural projects	−	(3)	−	(85)	−	(88)
Expenses with contractual fines received	(14)	1	(145)	(1)	−	(159)
Amounts recovered from Lava Jato investigation (*)	−	−	−	99	−	99
Gains (losses) with commodities derivatives	−	(21)	−	1	−	(20)
Results from co-participation agreements in bid areas	47	−	−	−	−	47
Ship/take or pay agreements	3	30	104	1	−	138
Government grants	14	−	−	243	−	257
Results on disposal/write-offs of assets	1,203	(11)	(52)	10	−	1,150
Fines imposed on suppliers	139	20	3	16	−	178
Results of non-core activities	101	(77)	74	24	−	122
Early termination and changes to cash flow estimates of leases	273	91	−	(3)	−	361
Reimbursements from E&P partnership operations	430	−	−	−	−	430
Others (**)	(212)	(378)	(49)	52	−	(587)
Total	(91)	(855)	(268)	(781)	−	(1,995)

(*) The total amount recovered from the Lava Jato Investigation through December 31, 2023 was US$ 1,727 million, recognized through collaboration and leniency agreements entered into with individuals and legal entities.

(**) It includes, in the nine-month period ended September 30, 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317 million.

PETROBRAS | Performance Report | 3Q24	34

Exhibits

Table 24 - Other income and expenses by segment – 3Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(639)	(13)	(18)	(2)	−	(672)
Pension and medical benefits - retirees	−	−	−	(305)	−	(305)
Gains (losses) with legal, administrative and arbitration proceedings	(104)	(196)	21	(8)	−	(287)
Profit sharing	(93)	(17)	(9)	(45)	−	(164)
Variable compensation programs	(80)	(44)	(7)	(45)	−	(176)
Operating expenses with thermoelectric power plants	−	−	(50)	−	−	(50)
Institutional relations and cultural projects	−	(1)	−	(69)	−	(70)
Expenses with contractual fines received	(8)	−	(3)	−	−	(11)
Amounts recovered from Lava Jato investigation	−	−	−	31	−	31
Gains with Commodities Derivatives	−	27	1	−	−	28
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Ship/take or pay agreements	1	7	49	1	−	58
Government grants	1	−	1	61	−	63
Results on disposal/write-offs of assets	(58)	(13)	−	(26)	−	(97)
Fines imposed on suppliers	71	2	−	3	−	76
Results of non-core activities	69	7	1	5	−	82
Early termination and changes to cash flow estimates of leases	71	8	(4)	13	−	88
Reimbursements from E&P partnership operations	79	−	−	−	−	79
Others	(54)	27	(34)	41	−	(20)
Total	(744)	(206)	(52)	(345)	−	(1,347)

PETROBRAS | Performance Report | 3Q24	35

Exhibits

Table 25 - Other income and expenses by segment – 2Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(649)	(27)	(18)	(6)	−	(700)
Pension and medical benefits - retirees (*)	−	−	−	(1,293)	−	(1,293)
Losses with legal, administrative and arbitration proceedings	(104)	(77)	(32)	(27)	−	(240)
Profit sharing	(69)	(20)	(9)	(37)	−	(135)
Variable compensation programs	(30)	(40)	(4)	(26)	−	(100)
Operating expenses with thermoelectric power plants	−	−	(53)	−	−	(53)
Institutional relations and cultural projects	−	(1)	−	(43)	−	(44)
Expenses with contractual fines received	(16)	−	(2)	−	−	(18)
Amounts recovered from Lava Jato investigation	−	−	−	2	−	2
Gains (losses) with Commodities Derivatives	−	21	(2)	−	−	19
Results from co-participation agreements in bid areas	55	−	−	−	−	55
Ship/take or pay agreements	1	12	28	−	−	41
Government grants	−	−	1	16	−	17
Results on disposal/write-offs of assets	100	43	4	(23)	−	124
Fines imposed on suppliers	50	14	2	3	−	69
Results of non-core activities	64	12	4	3	−	83
Early termination and changes to cash flow estimates of leases	75	3	2	(3)	−	77
Reimbursements from E&P partnership operations	113	−	−	−	−	113
Others	13	(27)	(20)	90	−	56
Total	(397)	(87)	(99)	(1,344)	−	(1,927)
(*) In the second quarter of 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of US$ 1,000 million.

PETROBRAS | Performance Report | 3Q24	36

Exhibits

Table 26 - Consolidated assets by business segment – 09.30.2024

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	127,646	31,368	6,683	36,928	(4,786)	197,839
Current assets	2,588	10,190	432	22,297	(4,786)	30,721
Non-current assets	125,058	21,178	6,251	14,631	−	167,118
Long-term receivables	7,704	2,455	94	12,254	−	22,507
Investments	307	435	175	57	−	974
Property, plant and equipment	115,060	18,156	5,909	1,954	−	141,079
Operating assets	95,155	15,261	3,392	1,430	−	115,238
Assets under construction	19,905	2,895	2,517	524	−	25,841
Intangible assets	1,987	132	73	366	−	2,558

Table 27 - Consolidated assets by business segment – 12.31.2023

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	138,868	34,802	6,776	41,899	(5,278)	217,067
Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Assets under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042

PETROBRAS | Performance Report | 3Q24	37

Exhibits

Table 28 - Reconciliation of Adjusted EBITDA by business segment – 9M24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	16,497	1,309	569	(7,611)	(393)	10,371
Net finance income (expense)	−	−	−	9,089	−	9,089
Income taxes	8,469	894	257	(5,090)	(205)	4,325
Depreciation, depletion and amortization	7,067	1,895	424	97	−	9,483
EBITDA	32,033	4,098	1,250	(3,515)	(598)	33,268
Results of equity-accounted investments	(62)	426	(66)	6	−	304
Impairment of assets (reversals), net	4	(37)	−	(13)	−	(46)
Results on disposal/write-offs of assets	(179)	(55)	(23)	68	−	(189)
Results from co-participation agreements in bid areas	(103)	−	−	−	−	(103)
Adjusted EBITDA	31,693	4,432	1,161	(3,454)	(598)	33,234

Table 29 - Reconciliation of Adjusted EBITDA by business segment – 9M23

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	17,716	2,325	1,035	(2,103)	(260)	18,713
Net finance income (expense)	−	−	−	2,628	−	2,628
Income taxes	9,146	1,318	523	(2,418)	(134)	8,435
Depreciation, depletion and amortization	7,391	1,788	386	83	−	9,648
EBITDA	34,253	5,431	1,944	(1,810)	(394)	39,424
Results of equity-accounted investments	33	231	(17)	(12)	−	235
Impairment of assets (reversals), net	96	416	−	(30)	−	482
Results on disposal/write-offs of assets	(1,203)	11	52	(10)	−	(1,150)
Results from co-participation agreements in bid areas	(47)	−	−	−	−	(47)
Adjusted EBITDA	33,132	6,089	1,979	(1,862)	(394)	38,944

PETROBRAS | Performance Report | 3Q24	38

Exhibits

Table 30 - Reconciliation of Adjusted EBITDA by business segment – 3Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	5,415	255	121	(157)	257	5,891
Net finance income (expense)	−	−	−	281	−	281
Income taxes	2,782	155	57	(921)	132	2,205
Depreciation, depletion and amortization	2,211	610	130	32	−	2,983
EBITDA	10,408	1,020	308	(765)	389	11,360
Results of equity-accounted investments	(15)	45	(9)	2	−	23
Impairment of assets (reversals), net	−	−	−	−	−	−
Results on disposal/write-offs of assets	58	13	−	26	−	97
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	10,451	1,078	299	(737)	389	11,480

Table 31 - Reconciliation of Adjusted EBITDA by business segment – 2Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	5,237	279	191	(5,818)	(214)	(325)
Net finance income (expense)	−	−	−	6,869	−	6,869
Income taxes	2,682	273	80	(2,951)	(111)	(27)
Depreciation, depletion and amortization	2,326	637	141	34	−	3,138
EBITDA	10,245	1,189	412	(1,866)	(325)	9,655
Results of equity-accounted investments	(30)	251	(36)	3	−	188
Impairment of assets (reversals), net	−	(37)	−	−	−	(37)
Results on disposal/write-offs of assets	(100)	(43)	(4)	23	−	(124)
Results from co-participation agreements in bid areas	(55)	−	−	−	−	(55)
Adjusted EBITDA	10,060	1,360	372	(1,840)	(325)	9,627

PETROBRAS | Performance Report | 3Q24	39

Glossary

Glossary

A

Adjusted cash and cash equivalents: Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA: Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin: Adjusted EBITDA divided by sales revenues.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

C

CAPEX – Capital Expenditure: investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

E

Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, with the main aim of supplying our domestic refineries. This segment also operates through partnerships with other companies, including interests in foreign companies in this segment.

F

Free cash flow: Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

PETROBRAS | Performance Report | 3Q24	40

Glossary

G

Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products.

I

Investments: Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

L

Leverage: Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost: An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases: An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes: An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases: An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA: Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

N

Net Debt: Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment: The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

PETROBRAS | Performance Report | 3Q24	41

Glossary

O

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

R

Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production.

ROCE: operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

PETROBRAS | Performance Report | 3Q24	42

PETROBRAS

Petrobras | Investor Relations

www.petrobras.com.br/ir

PETR B3 LISTED N2 · PBR LISTED NYSE · PBRA LISTED NYSE · XPBRA · XPBR

MINISTÉRIO DE MINAS E ENERGIA · GOVERNO FEDERAL BRASIL UNIÃO E RECONSTRUÇÃO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer